Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.	To approve a new sub-advisory agreement between Voya Investments, LLC and ING Investment Management Advisors B.V. with respect to the Fund, and to approve, under certain circumstances, any future sub-advisory agreements prompted by change of control events that occur as part of the NN Group separation plan:

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
Voya Emerging Markets High Dividend Equity Fund	1*	10,238,747.339	512,299.001	317,938.618	11,068,984.958

* Proposal passed.